SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

[June 24, 2003]

Metso Corporation

(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-______________________

SIGNATURES

SIGNATURES

Date June 24, 2003

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Olli Vaartimo Executive Vice President & CFO Metso Corporation	Harri Luoto Senior Vice President, General Counsel Metso Corporation

METSO TARGETS EUR 100 MILLION RESULT
IMPROVEMENT THROUGH INCREASED EFFICIENCY

(Helsinki, Finland, June 24, 2003) – Metso’s (NYSE: MX; HEX: MEO) market environment has continued uncertain, and the demand for Metso’s products has been weaker than anticipated. With the present market and competitive situation continuing, the measures taken so far to improve the operational efficiency are not sufficient. Metso has therefore decided in all its business areas to accelerate measures to improve profitability and to increase efficiency.

The measures target an approximately EUR 100 million annual result improvement, of which Metso Paper will account for EUR 30 to 40 million and Metso Minerals for EUR 50 to 60 million. According to preliminary estimates, the efficiency improvement program will result in a nonrecurring cost of approximately EUR 80 million. Metso’s business areas will specify their plans for required measures by the end of August.

The nonrecurring cost related with the efficiency improvement program will be booked in year 2003, and therefore the Corporation’s result will be significantly lower than in 2002. Before possible nonrecurring cost related to the efficiency program, the result for the second quarter in 2003 is estimated to improve from the first quarter, but the result for January–June 2003 will remain negative.

The measures to be taken in the Metso business areas will be reported as soon as the plans are finalized. Metso Paper has already initiated measures to reduce the number of personnel in Finland and Sweden by 300. Metso Paper will now start negotiations with the personnel also in North America targeting personnel reductions of approximately 300 persons.

Metso Corporation is a global supplier of process industry machinery and systems, as well as know-how and aftermarket services. The corporation’s core businesses are fiber and paper technology (Metso Paper), rock and mineral processing (Metso Minerals) and automation and control technology (Metso Automation). In 2002, the net sales of Metso Corporation were EUR 4.7 billion and the personnel totaled approximately 28,500. Metso Corporation is listed on the Helsinki and New York Stock Exchanges.

For additional information, please contact:

Olli Vaartimo, Executive Vice President & CFO, Metso Corporation, tel. +358 204 84 3010

Eeva Mäkelä, Investor Relations Manager, Metso Corporation, tel. +358 204 84 3253

or

Helena Aatinen, Senior Vice President, Corporate Communications, Metso Corporation, tel. +358 20 484 3004 USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 617 369 7850.